EXHIBIT 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     In passing the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Congress encouraged public companies to make “forward-looking statements” by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. Radyne ComStream intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

     “Forward-looking statements” are defined by the Reform Act. Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. The words “believe,” “expect,” “anticipate,” “intends,” “forecast,” “project,” and similar expressions identify forward-looking statements. This Annual Report on Form 10-K for the year ended December 31, 2002 contains forward-looking statements” that involve risks and uncertainties. Such statements may include, but not are limited to: (i) continued growth in demand for satellite system ground-based equipment and satellite-delivered communications services, (ii) continued global deregulation and privatization of telecommunications carriers, (iii) continued growth in worldwide demand for Internet over Satellite connectivity and communications serves in general, (iv) an increase in total foreign sales, and (v) sufficient cash reserves and cash from operations to fund planned future operations and capital requirements through the end of 2003. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or result to differ materially from those projected. Due to those and other uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of Radyne ComStream. Radyne ComStream undertakes no obligation to update or revise this Cautionary Statement Regarding Forward-Looking Statements to reflect future developments. In addition, Radyne ComStream undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes to future operating results over time.

     Radyne ComStream provided the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements under the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the disclosures contained in the Company’s Annual Report on Form 10-K to which this statement is appended as an exhibit and also include the following:

RISK FACTORS

     You should carefully consider the following risks before you decide to buy our securities. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. As a result, the trading price of our securities could decline, and you may lose all or part of the money you paid to buy our securities.

We Have A History Of Operating Losses, And Could Suffer Further Losses In The Future.

     As a result of operating losses during the past year and prior to 1999, we had an accumulated deficit of $13.7 million at December 31, 2002. Our earnings in fiscal 2001 deteriorated significantly compared to the prior year and due to further sales declines during 2002, we experienced further losses. Furthermore, there can be no assurance that we will regain profitability in the future. Future losses would adversely affect our stock price.

Our Quarterly Operating Results Have Fluctuated Significantly In The Past, And We Anticipate That They Could Do So In The Future, Which Could Adversely Affect Our Stock Price.

     We may continue to experience significant quarter to quarter fluctuations in our operating results, which may result in volatility in the price of our common stock. These fluctuating operating results derive from a variety of factors, including the following:

•	timing of the initiation and completion of our purchase orders;

•	demand for our products;

•	introduction of new or enhanced products by us or our competitors;

•	growth of demand for Internet-based products and services in developing countries;

•	timing of significant marketing programs we may implement;

•	extent and timing of hiring additional personnel;

•	competitive conditions in our industry; and

•	general economic conditions in the United States and abroad.

     The factors described above are difficult to forecast and could harm our business, financial condition and results of operations. Furthermore, the last two years have been challenging for the telecommunication and Internet industries, thereby resulting in longer sales cycles and delays in the purchase decision-making process of existing and potential customers of our products and services. Accordingly, we may have difficulty in accurately forecasting our revenues for any future quarter.

We Depend On International Sales, Which Could Cause Our Sales Levels To Be Volatile.

     We are dependent on sales to customers outside the United States. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. For example, sales to our foreign customers were approximately 44% for the year ended December 31, 2000, 46% for the year ended December 31, 2001 and 47% for the year ended December 31, 2002. Additionally, we estimate that approximately 60% of our domestic sales are eventually exported. Moreover, the growth in the use of satellites for Internet traffic in recent years has been centered on connecting Internet service providers, or ISPs, with Internet servers. U.S. based ISPs rarely use satellites to provide point-to-point infrastructure for the Internet. Accordingly, we expect that our sales to the Internet Service Provider market will be primarily to customers located outside the United States. As a result of our dependence on foreign markets, the occurrence of any negative international political, economic or geographic events could result in significant revenue shortfalls. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

• changing regulatory requirements;

• fluctuations in the exchange rate for the United States dollar;

• the availability of export licenses;

• political and economic instability;

• difficulties in staffing and managing foreign operations, tariffs and other trade barriers;

• changes in diplomatic and trade relationships;

• complex foreign laws and treaties;

• acts of terrorism; and

• difficulty of collecting foreign account receivables.

     In addition, we are subject to the Foreign Corrupt Practices Act, which prohibits us from making payments to government officials and others in order to influence the granting of contracts we may be seeking. Our non-U.S. competitors are not subject to this law and this may give them a competitive advantage over us.

Fluctuations in the Valuations of Foreign Currencies Could Decrease the Purchasing Power of our Foreign Customers, Reduce Sales and Decrease our Earnings.

     Our foreign sales are denominated in United States dollars. As a result, any decrease in the value of foreign currencies relative to the United States dollar may materially adversely affect the demand for our products by increasing their costs in the currency of those countries. For example, the value of the Mexican Peso, Venezuelan Bolivar and the Brazilian Real have deteriorated against the Dollar over the last two years and these markets have experienced decreased bookings and adversely affected our results of operations in 2002.

We Depend On Developing Markets And Their Uncertain Growth Potential Could Result In A Reduction In Revenues And Even Losses.

     We believe a substantial portion of the growth in demand for our products will depend upon customers in developing countries. We cannot provide assurance that such increases in demand will occur or that prospective customers will accept our products. The degree to which we are able to penetrate potential markets in developing countries will be affected to a large extent by the speed with which other competing elements of the communications infrastructure, such as other satellite-delivered solutions, telephone lines, television cable, and land-based solutions, are installed in these developing countries.

The Sales And Implementation Cycles for our Products are Long And Have Recently Increased, and We May Incur Substantial, Non-Recoverable Expenses or Devote Significant Resources To Sales That May Not Occur When Anticipated, If At All.

     A customer’s decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation and product qualification process. After a customer decides to purchase our products, the timing of their deployment and implementation depends on a variety of factors specific to each customer. Further, prospective customers may delay purchasing our products in order to evaluate new technologies and develop and implement new wireless systems. Throughout the sales cycle, we spend considerable resources educating and providing information to prospective customers regarding the use and benefits of our products. Our sales cycle for new customers is lengthy, typically from four to five months, which is an increase from the two to three months we experienced in the past couple of years.

The Continuing Downturn In The Rapidly Evolving Telecommunications And Internet Industries Could Harm Our Business.

     Our success depends upon the continued growth of the telecommunications industry, particularly with regard to the Internet. The rapid growth and evolution in the global telecommunications and Internet industries and the need for high-speed or enhanced telecommunications products has been slowed by recent economic conditions in the United States and elsewhere. The potential growth in these areas is unpredictable. We cannot provide assurance that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in historical demand for technologies and services will resume in a manner favorable to us or our business strategies.

Competition In Our Industry Is Intense And Can Lead To Reduced Sales And Market Share.

     The markets for ground segment systems are highly competitive. We have a number of major competitors in the satellite communications equipment field. These include large companies, such as Hughes Network Systems, Inc., NEC, and Comtech Telecommunications Corp., which have significantly larger and more diversified operations and greater financial, marketing, personnel and other resources than we possess. As a result, these competitors may develop and expand their products more quickly, adapt more quickly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products than we can.

     Competition from current competitors or future entrants in the markets in which we compete could cause us to lose orders or customers or could force us to lower the prices we charge for our products, all of which would have a material adverse impact on our business, financial condition, and results of operations.

Our Products May Become Obsolete Due To Rapid Technological Change.

     The telecommunications industry, including the ground-based satellite communications systems business, is characterized by rapid and continuous technological change. Future technological advances in the telecommunications industry may result in the introduction of new products or services that compete with our products or render them obsolete. Our success depends in part on our ability to respond quickly to technological changes through the improvement of our current products and the development of new products. Accordingly, we believe that we will need to allocate a substantial amount of capital to research and development activities in the future. We may not generate cash flow from operations or have access to outside financing in amounts that are sufficient to adequately fund the development of new products. Even if we are able to obtain the required funding to develop new products, we cannot assure you that we will be able to develop products that we will be able to sell successfully. Our inability to improve our existing products and develop new products could have a material adverse effect on our business, financial condition, and results of operations.

Our Research And Development Efforts Are Costly And The Results Are Uncertain, Which May Reduce Our Profitability And Could Result In Losses.

     Our continued growth depends on penetrating new markets, adapting existing satellite communications products to new applications, and introducing new communications products that achieve market acceptance and benefit from our established international distribution channels. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. These efforts are costly. We expended $8.7 million, or 15% of our net sales, in fiscal 2002 on research and development activities. This was an increase from the prior year in which we spent $10.8 million, or 16% of our net sales for the year. Additionally, our research and development program may not produce successful results, which would have a material adverse effect on our business, financial condition, and results of operations.

Continued Growth Through Acquisition Could Prove Unsuccessful And Strain Our Personnel And Systems And Divert Our Resources.

     We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. Our operations have expanded significantly as a result of our acquisitions of ComStream, Armer, and Tiernan. We are unable to predict whether or when any other prospective acquisition will be completed. However, in order to pursue successfully the opportunities presented by the ground segment and emerging satellite-delivered communications and Internet/intranet-infrastructure markets, we will be required to continue to expand our operations. This expansion could entail various risks, including the following:

•	difficulty of assimilating the operations and personnel of acquired businesses or products due to unforeseen circumstances;

•	the necessity to attract, train, motivate, and manage a significantly larger number of employees;

•	the use of a disproportionate amount of our management’s attention or our resources;

•	substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets;

•	potential disruption of our ongoing business;

•	our inability, once integrated, to achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected; and

•	our potential inability to obtain the desired financial and strategic benefits from the acquisition or investment.

     Moreover, we cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, or expand into new markets. The occurrence of any of the risks described above or any failure to manage further growth in an efficient manner and at a pace consistent with our business could have a material adverse effect on our growth and our business, financial condition, and results of operations.

Our Competitive Position Relies Heavily On Our Proprietary Technology And Intellectual Property.

     We rely on our proprietary technology and intellectual property to maintain our competitive position. Unauthorized parties could attempt to copy aspects of our technologies or to obtain information that we regard as proprietary. We may not be able to police unauthorized use of our intellectual property. Our failure to protect our proprietary technology and intellectual property could adversely affect our competitive position.

     We generally rely on confidentiality agreements with our employees and some of our suppliers to protect our proprietary technology. We also control access to and distribution of confidential information concerning our proprietary technology. We cannot guarantee that the other parties to these agreements will not disclose or misappropriate the confidential information concerning our proprietary technology, which could have a material adverse effect on our business.

     We rely on patents to protect certain of our proprietary technology. Patents, however, often provide only narrow protection that may not prevent competitors from developing products that function in a manner similar to those covered by our patents. In addition, some foreign countries in which we sell our products do not provide the same level of protection to intellectual property as the laws of the United States provide. We cannot assure you that any patents we currently own or control, or that we may acquire in the future, will prevent our competitors from independently developing products that are substantially similar or superior to ours.

     We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

Our Products Could Infringe On The Intellectual Property Of Others.

     Third parties may in the future assert that our technology violates their intellectual property rights. As a result of such claims, we could be required to enter into licensing arrangements or develop non-infringing products, which could be prohibitively expensive or could divert a significant amount of resources from other aspects of our business.

     We may find it necessary to take legal action in the future to defend against claims that our products or technologies infringe the rights of third parties. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

We Depend Upon Certain Suppliers And Subcontractors, The Loss Of Which Could Cause An Interruption In The Production Of Our Products.

     We rely on subcontractors to assemble and test some of our products. Additionally, our products use a number of specialized chips and customized components or subassemblies produced by a limited number of suppliers. We maintain limited inventories of these products and do not have long-term supply contracts with our vendors. In the event our subcontractors or suppliers are unable or unwilling to fulfill our requirements, we could experience an interruption in product availability until we are able to secure alternative sources of supplies. We are also subject to price increases by suppliers that could increase the cost of our products or require us to develop alternative suppliers, which could interrupt our business. It may not be possible to obtain alternative sources at a reasonable cost. Supply interruptions could cause us to lose orders or customers, which would result in a material adverse impact on our business, financial condition, and results of operations.

The Ownership Interest Of Our Controlling Shareholder May Make Our Stock Less Attractive To Investors And Potential Acquirers.

     Stetsys Pte Ltd, or ST, owns a majority of our outstanding common stock. ST will, therefore, continue to have the ability to elect all of our directors and to control the outcome of all issues submitted to a vote of our stockholders. It also would be impossible for a third party to acquire us without the consent or participation of ST.

Our Outstanding Options And Warrants May Dilute Our Stockholders’ Interests And Could Hinder Us From Obtaining Additional Financing.

     We grant options and warrants to purchase shares of common stock to employees, directors and others with business relationships with us. To the extent that outstanding options and warrants are exercised, our stockholders’ interests will be diluted. Also, we may not be able to obtain additional equity capital on acceptable terms, because the holders of the outstanding options and warrants will likely exercise them at a time when we may be able to obtain such capital on better terms than those under the options and warrants.

Our Redemption Of Redeemable Warrants May Have An Adverse Effect On The Holders Of The Warrants.

     We have the right to redeem all, but not less than all, of the redeemable warrants under certain conditions. Redemption of the redeemable warrants could encourage holders to exercise them and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the redeemable warrants at the current market price when they might otherwise wish to hold the redeemable warrants or to accept the redemption price, which may be substantially less than the market value of the redeemable warrants at the time of redemption. The holders of the redeemable warrants will automatically forfeit their rights to purchase the shares of common stock issuable upon exercise of those warrants unless the warrants are exercised before they are redeemed. The holders of redeemable warrants will not possess any rights as stockholders unless and until the redeemable warrants are exercised.

Stock Prices Of Technology Companies Have Declined Precipitously And The Trading Price Of Our Common Stock And Redeemable Warrants Is Likely To Be Volatile, Which Could Result In Substantial Losses To Investors.

     The trading price of our common stock and redeemable warrants have fallen over the past couple of years and could continue to be volatile in response to factors including the following, some of which are beyond our control:

•	decreased demand in the Internet-services sector;

•	variations in our operating results;

•	announcements of technological innovations or new services by us or our competitors;

•	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

•	changes in operating and stock price performance of other technology companies similar to us;

•	conditions or trends in the technology industry;

•	additions or departures of key personnel; and

•	future sales of our common stock.

     Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock and redeemable warrants.

The Large Number Of Shares Eligible For Future Sale May Adversely Affect The Market Price Of Our Common Stock.

     A large number of our issued and outstanding shares of common stock are eligible for future sale. The sale, or availability for sale, of a substantial number of shares of common stock in the public market could materially adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities.

Nasdaq Could Delist Our Common Stock Or Redeemable Warrants, Which Could Make It More Difficult For You To Sell Or Obtain Quotations As To The Price Of Our Common Stock Or Redeemable Warrants.

     We are currently in compliance with Nasdaq’s continued listing requirements. However, the price of our common stock and warrants is currently below $3. Accordingly, if our stockholder’s equity falls below $10 million, our number of non-affiliated shares falls below 750,000, the market value of our non-affiliated shares falls below $5 million, or if we are not otherwise able to demonstrate to Nasdaq our ability to comply with its other listing standards, our shares of common stock or redeemable warrants might be delisted.

     If we cannot satisfy Nasdaq’s continued listing criteria in the future, Nasdaq could delist our common stock or redeemable warrants. In the event of delisting, trading, if any, would be conducted only in the over-the-counter market in the so-called “pink sheets” or the NASD’s Electronic Bulletin Board. As a result, an investor would likely find it more difficult to sell or obtain quotations as to the price of our common stock or redeemable warrants.

     A delisting could also subject our common stock to the rules of the Securities and Exchange Commission relating to “penny stocks.” These rules require broker-dealers to make special suitability determinations for purchasers other than established customers and certain institutional investors, and to receive the purchasers’ prior written consent for a purchase transaction prior to sale. Consequently, these penny-stock rules may adversely affect the ability of broker-dealers to sell our common stock and may adversely affect an investor’s ability to purchase or sell shares quickly or inexpensively. This lack of liquidity also could make it more difficult for us to raise capital in the future.

The Failure To Maintain Compliance With Our Credit Facility Agreement Could Prevent Us From Being Able To Draw Down Needed Funds From Our Credit Line.

     We have a credit arrangement with a bank for up to $10 million, based upon 80% of eligible accounts receivable. To be eligible to draw funds under the line of credit, the credit agreement requires our controlling stockholder, Singapore Technologies Pte Ltd., to maintain at least a 30% ownership interest in the Company and contains certain financial covenants requiring us to maintain specific levels of tangible net worth, earnings and other ratios. A failure to maintain compliance with any of the covenants in the credit agreement could prevent us from being able to draw down funds from the line of credit if we are unable to negotiate a waiver of the noncompliance or an amendment to the credit agreement.

We Have Provisions In Our Certificate Of Incorporation That Substantially Eliminate The Personal Liability Of Members Of Our Board Of Directors For Violations Of Their Fiduciary Duty Of Care As A Director And That Allow Us To Indemnify Our Officers And Directors. This Could Make It Very Difficult For You To Bring Any Legal Actions Against Our Directors For Such Violations Or Could Require Us To Pay Any Amounts Incurred By Our Directors In Any Such Actions.

     Pursuant to our certificate of incorporation, members of our Board of Directors will have no liability for violations of their fiduciary duty of care as a director, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation allows us to indemnify our directors from and against any and all expenses or liabilities arising from or in connection with their serving in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

The Loss Of The Services Of Certain Members Of Our Senior Management Or The Inability To Attract Or Retain Additional Technical Personnel Could Impair Our Ability To Conduct And Expand Our Business.

     Our future performance depends significantly on Robert C. Fitting, our Chief Executive Officer, and Steve Eymann, our Executive Vice President and Chief Technical Officer. The loss of either of these key employees would adversely affect our operations. Mr. Fitting is 65 years old and we may eventually need to effect an appropriate transition to a new Chief Executive Officer. Any such transition may disrupt our business, customers and employees.

     Our continued ability to attract and retain highly skilled personnel also is critical to the operation and expansion of our business. The market for skilled engineers and other technical personnel is extremely competitive, and recruitment and retention costs are high. Although we have been able to attract and retain the personnel necessary to operate our business, we may not be able to do so in the future, particularly as we continue to expand our business into Internet-related products and other markets. The failure to attract and retain personnel with the necessary skills when needed could materially and adversely affect our business and expansion plans.

Since Some Members Of Our Board Of Directors Are Not Residents Of The United States And Certain Of Our Assets Are Located Outside Of The United States, You May Not Be Able To Enforce Any U.S. Judgment For Claims You May Bring Against Such Directors Or Assets.

     Two members of our board of directors are residents of Singapore, and an immaterial portion of our assets and a substantial portion of the assets of these directors are located outside the United States. As a result, it may be more difficult for you to enforce a lawsuit within the United States against these non-U.S. residents than if they were residents of the United States. Also, it may be more difficult for you to enforce any judgment obtained in the United States against our assets or the assets of our non-U.S. resident directors located outside the United States than if these assets were located within the United States. We cannot assure you that foreign courts would enforce liabilities predicated on U.S. federal securities laws in original actions commenced in such foreign jurisdiction or judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws.

Anti-Takeover Effect Of Delaware Law And Our Charter.

     Under the Delaware general Corporation Law, which we are subject to, it will be more difficult for a third party to take control of the Company and may limit the price some investors are willing to pay for shares of our common stock. Furthermore, our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock without a vote or other stockholder approval.

Terrorist Attacks and War May Negatively Impact All Aspects of Our Operations, Revenues, Costs and Stock Price.

     Recent terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, without limitation, future terrorist attacks against United States targets, actual conflicts involving the United States or its allies or military or trade disruptions impacting our domestic or foreign suppliers of merchandise, may impact our operations, including, among other things, causing delays or losses in the delivery of wafer supplies to us and decreased sales of our products. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs.